EXHIBIT 99.1

YM BIOSCIENCES ANNOUNCES PRESENTATIONS FOR
AEROLEF™ AT AMERICAN PAIN SOCIETY ANNUAL MEETING

MISSISSAUGA, Canada - May 5, 2008 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that posters describing research conducted on its pain management product AeroLEF™ will be presented at The 27th Annual Scientific Meeting of the American Pain Society, which takes place May 8-10, 2008 in Tampa, Florida.

The first poster presentation, entitled “A randomized controlled trial demonstrates the efficacy, safety and tolerability of Aerosolized free and Liposome-Encapsulated Fentanyl (AeroLEF™) via pulmonary administration”, is scheduled to be presented on Thursday, May 8, 2008 (Abstract #8448, Poster Board number 265).

The second poster presentation, entitled "Comparative phase I PK study of Aerosolized free and Liposome-Encapsulated Fentanyl (AeroLEF™) demonstrates rapid and extended plasma fentanyl concentrations following inhalation”, is scheduled to be presented on on Thursday, May 8, 2008 (Abstract # 8395, Poster Board number 243).

The third poster presentation, entitled “Aerosolized Liposome-Encapsulated Fentanyl (AeroLEF™) via pulmonary administration allows patients with moderate to severe post-surgical acute pain to self-titrate to effective analgesia”, is scheduled to be presented on on Friday, May 9, 2008 (Abstract # 8435, Poster Board number 264).

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-646-378-2931	Tel. +1-416-815-0700 x 229
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

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